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                             August 24, 2020

       Brian Bonar
       Chief Executive Officer
       Dalrada Financial Corporation
       600 La Terraza Blvd.
       Escondido, CA 92025

                                                        Re: Dalrada Financial
Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed August 19,
2020
                                                            File No. 333-241742

       Dear Mr. Bonar:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 14, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1/A filed August 19, 2020

       Cover Page

   1. We note your response to our prior comment 1. Because you are not eligible to conduct an at-the-market offering
under Rule 415(a)(4), the shares that you are selling in your Direct
                                                        Offering are required
to be sold at a fixed price for the duration of the offering. Please revise your offering
statement to reflect that you are selling the shares in your Direct
                                                        Offering at a fixed
price for the duration of the offering.
       General

   2. Please update your financial statements to include the year ended June 30, 2020. See Rule
                                                        8-08 of Regulation S-X.
 Brian Bonar
Dalrada Financial Corporation
August 24, 2020
Page 2


       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.



                                                          Sincerely,
FirstName LastNameBrian Bonar
                                                          Division of
Corporation Finance
Comapany NameDalrada Financial Corporation
                                                          Office of Trade &
Services
August 24, 2020 Page 2
cc:       Fletcher Robbe, Esq.
FirstName LastName